AOMA Inc.

Financial Statements

For the fiscal year ended December 31, 2025

(Unaudited)

Employer Identification Number (EIN): 38-4354698

Business Address: 300 Creek View Road, Suite 209, Newark. New Castle County, DE 19711

Note: These financial statements are unaudited and have been prepared solely for the purpose of Form C regulatory compliance.

Balance Sheet

As of December 31, 2025

ASSETS

Current Assets:	
Cash and Cash Equivalents	$0
Total Current Assets	**$0**
Total Assets	**$0**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$0
Total Current Liabilities	**$0**
Stockholders' Equity:	
Common Stock	$0
Additional Paid-in Capital	$0
Retained Earnings (Accumulated Deficit)	$0
Total Stockholders' Equity	**$0**
Total Liabilities and Equity	**$0**

Statement of Operations

For the fiscal year ended December 31, 2025

Revenue	$0
Cost of Goods Sold	$0
Gross Profit	**$0**
Operating Expenses	$0
Net Income (Loss)	**$0**

Statement of Cash Flows

For the fiscal year ended December 31, 2025

Cash Flows from Operating Activities	
Net Income (Loss)	$0
Net Cash Provided by Operating Activities	**$0**
Cash Flows from Investing Activities	
Net Cash Used in Investing Activities	**$0**
Cash Flows from Financing Activities	
Net Cash Provided by Financing Activities	**$0**
Net Increase (Decrease) in Cash	**$0**
Cash at Beginning of Period	$0
Cash at End of Period	**$0**

Statement of Stockholders' Equity

For the fiscal year ended December 31, 2025

Common Stock (Shares)	Amount	Additional Paid-in Capital	Retained Earnings	Total Equity
8,000,000	$0	$0	$0	$0

Notes to the Financial Statements

Note 1 – Nature of Operations

AOMA Inc. (the "Company") was incorporated in the State of Delaware on April 21, 2025. AOMA Inc. is a U.S.-based company spearheading a global community of conscious entrepreneurs. Through content production, digital platforms, and brand-driven community building, AOMA cultivates a values-aligned ecosystem anchored by eco-positive destinations in Portugal and Spain.

Note 2 – Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and on an accrual basis of accounting.

Note 3 – Financial Activity

As of December 31, 2025, the Company has not engaged in any financial transactions. Accordingly, the balance sheet reflects no assets, liabilities, or equity activity.

Note 4 – Stockholders' Equity

The Company has authorized 10,000,000 shares of common stock. As of the balance sheet date, 8,000,000 shares were issued to the founder, representing 80% of total authorized shares. The remaining 2,000,000 shares remain unissued.

Note 5 – Going Concern

These financial statements have been prepared on a going concern basis. The Company has not yet commenced operations and is dependent on raising additional capital to fund future development.